Exhibit 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2006	2007	2008	2009
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	1,818	2,269	3,387	3,388	3,555

Plus: (Income) or loss from equity investees	1	9	(1)	1	3

Less: Capitalized interest	(12)	(21)	(30)	(33)	(49)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest and capitalized interest	1,807	2,257	3,356	3,356	3,509

Fixed charges:

Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	140	180	196	170	162	(a)
Interest component of rental expense (b)	266	242	273	272	212

Total fixed charges	406	422	469	442	374

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	2,213	2,679	3,825	3,798	3,883

Ratio of earnings to fixed charges	5.5	6.3	8.2	8.6	10.4

(a)	Includes interest expense of $9 million, $0 and $24 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to uncertain income tax positions.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.